Exhibit  4.24


                            REVOLVING LINE OF CREDIT

Company:       NeWave  Inc  (OTC  BB:  NWAV)  ("Company")

Structure:     Revolving  line  of  Credit  ("Revolver").


Amount:        $50,000

Term:          6  months

Investors:     Dutchess  Private  Equities  Fund  II,  ("DPE II"), eFund Capital
Partners         ("eFund")

Interest  Rate: 1%  per  month,  compounded  daily.

Repayments: Repayment of interest amount shall be made monthly, at a minimum of $500 per payment. Additional monies may be paid earlier with no prepayment penalties. In the event the Company has not repaid the Face Amount by Maturity, the Face Amount shall be increased by 2.5% of unpaid balance each month until paid off. Pro-rata for partial periods.

Due  Date:     Payment  will  be  due  30  days  from  first the closing of this
Revolver and all subsequent payments will be made every 30 days thereafter until the note is paid in full.

Threshold
Amount: Upon receipt by the Company of an aggregate amount of $250,000 in financing ("Threshold Amount"), the Company shall pay back 50% of the amount above the Threshold Amount to the Repayment of the Revolver. The payment shall be made regardless of whether a payment is due at the time the Company reaches the Threshold Amount, and for each financing or Put thereafter.

Collateral:     The  Company  agrees to secure the Revolver with the products it purchases  with  the  Revolver.

Default: Events of Default are usual and customary, including, without limitation (1) Payment Defaults which is defined as the Company not making principal and/or interest payments within 5 days of the Due Date. (2) Defaults in the material terms of the agreements (3) the Company's bankruptcy or insolvency. Subject to the terms and provisions herein, any amount of principal or interest Debenture paid when and as due, the Company shall immediately switch the terms of the Debenture, at the Investor's request, into a Convertible Debenture at a floating discount of 25% to the prevailing market price during conversion. The Company shall file a registration statement with the Securities and Exchange Commission within ten business days covering the amount shares needed to recover the remaining amount of the Debenture, plus any interest due at the time of default. In addition, no further funding by the Investor will occur in the event of any default.

Use  of
Proceeds:     For  the  purchase  of  products for resale on Onlinesupplier.com.

Investor Shares: As an inducement to DPE II and eFund, they will each receive 10,000 shares of common stock with piggyback registration rights.

THIS TERM SHEET IS INTENDED FOR DISCUSSION PURPOSES ONLY AND IS NOT AN OFFER FOR THE PURCHASE OR SALE OF THE COMPANY'S SECURITIES. CLOSING IS SUBJECT TO MUTUAL AGREEMENT OF FINAL DOCUMENTATION BETWEEN THE COMPANY AND INVESTOR. THE UNDERSIGNED COMPANY OFFICER, ON BEHALF OF THE COMPANY HEREBY REPRESENTS AND WARRANTS THAT THIS TERM SHEET HAS BEEN DULY AUTHORIZED, EXECUTED AND DELIVERED BY THE COMPANY.


/s/ Michael Hill
----------------
Michael Hill

/s/ Douglas Leighton
--------------------
Douglas Leighton

/s/ Barrett Evans
-----------------
Barrett Evans